SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated July 30, 2012 regarding Director resignation and replacement.

FREE TRANSLATION

Buenos Aires, July 30, 2012

Securities and Exchange Commission

Dear Sirs,

RE.: Acceptance of resignation of Director – Appointment of replacing Director.

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you the following:

1.	As informed in our letter dated May 15, 2012, Mr Luca Luciani submitted his resignation as Director of the Company due to personal matters.

2.	In the meeting held today, the Board of Directors of Telecom Argentina dealt with and accepted the resignation of Mr Luciani.

3.

As the Alternate Directors of Mr Luciani declined to accept the position as Directors due to the time that such position demands, the Board of Directors of the Company requested the Supervisory Committee the designation of a director to cover the vacant position and to serve until the next Shareholders Meeting, pursuant to that stated in Section 258, second paragraph of the Argentine Corporations Law (“LSC”).

4.

In accordance to Section 258 of the LSC, the Supervisory Committee appointed Mr Patrizio Graziani as Director, who qualifies as “non-independent director”, pursuant to the applicable criteria of the Comisión Nacional de Valores, and will serve in the position until the next Shareholders Meeting.

Sincerely,

Dr. Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 31, 2012	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman